

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 7, 2022**
> **File No. 333-261129**

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed February 7, 2022

Facing Page

1. We note your response to prior comment 1. Please mark the registration statement facing page in your next filing to identify the appropriate amendment number. For example, the next amendment will be amendment no. 4 to Form S-1.

2. Based on revised disclosures in the registration statement, it appears that the registrant may be offering the securities being registered on a delayed or continuous basis under Rule 415. If so, include the Rule 415 offering undertakings required by Item 512(a) of Regulation S-K. Also, check the Rule 415 box on the facing page of the registration statement.

Summary of Risk Factors, page 10

3.    Please include bullet points to highlight the risks related to the warrants.

Description of our Securities, page 82

4.    Please disclose the material terms of the warrants, such as transferability and governing law.

Exhibits

5.    Please file the warrant and warrant agreement as exhibits.

    You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing

cc:    Ernest M. Stern, Esq.